Exhibit 99.2

Immutep Chairman’s address - AGM 2020

27 October 2020

Ladies and Gentlemen,

On behalf of the Board and management team, I would like to welcome you to Immutep’s Annual General Meeting for 2020. We hope that you and your families are staying safe and well. Due to the pandemic we are facilitating our AGM very differently this year and I extend our thanks to each of you who are joining us virtually.

Also attending the meeting virtually today are our non-executive directors, Grant Chamberlain and Pete Meyers; Executive Director and CEO, Marc Voigt; COO and Company Secretary, Deanne Miller; and, our audit partner from PWC, Caroline Mara.

Before we commence the formal aspects of today’s AGM, I would like to say a few words.

Immutep is a global biotech company that is focused on improving the lives of patients with cancer and autoimmune disease. We have an industry leading position developing potential therapies that leverage the LAG-3 immune control mechanism discovered by Prof Triebel. We have four product candidates stemming from our knowledge and intellectual property around this mechanism. These product candidates are being evaluated in more than 10 active clinical trials involving almost 2,000 patients across the globe.

Our unique lead product candidate is eftilagimod alpha, known as efti. Efti is advancing well through clinical trials that evaluate it as part of a combination therapy with either a chemotherapy, another immuno-oncology treatment or as an adjuvant to a vaccine. We are therefore testing efti in multiple therapeutic and partnering avenues.

We also have a preclinical product candidate called IMP761, plus two product candidates that are already licensed to pharmaceutical companies and earning milestone revenues for Immutep. The two licensed product candidates are IMP701, known as LAG525, licensed to Novartis, and, GSK’781, which is derived from the Company’s IMP731 antibody and licensed to GlaxoSmithKline.

As a Company, we have been very encouraged by the results that were generated from multiple clinical trials of efti this year. Encouraging first results and later more mature interim results were generated from TACTI-002, our Phase II clinical trial in non-small cell lung cancer and head and neck squamous cell carcinoma. Recent data presented at a major scientific conference, ESMO, showed overall that three patients had had a complete response, or complete disappearance of all lesions when treated with the combination of efti and Merck & Co’s pembrolizumab. The trial is also reporting particularly encouraging median progression-free survival (PFS) for patients with such advanced cancers.

Also reported at ESMO, our Phase I INSIGHT-004 clinical trial is showing promising early anti-tumour activity signals in a variety of cancer indications not typically sensitive to immuno-therapy. Overall, approximately 40% of patients in the trial showed a response to the combination therapy of efti with Merck KGaA and Pfizer Inc.’s avelumab.

Immutep Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com              ABN: 90 009 237 889

Immutep also reported supportive efficacy data from its largest study, AIPAC, a Phase IIb study in breast cancer patients. This included PFS data that showed efti provided an improvement for patients compared to a placebo group at the 6-month landmark, along with encouraging results from some of the pre-defined patient subgroups.

In addition, Immutep reported positive final efficacy data for its Phase I TACTI-mel trial during the financial year. These results showed deep durable responses to the combination treatment in patients with melanoma. In this trial, half of patients had a large decrease in the target lesions when treated with pembrolizumab and efti.

In terms of the disruption COVID-19 might have had on our own operations, I am pleased to report this has been limited. Our focus has been on protecting the health of our employees and the patients recruited into our clinical trials who are often more vulnerable due to their cancers. Fortunately, we have not seen any significant impact on the pace of trial recruitment for our actively enrolling trial, TACTI-002, which is now over 80% recruited. INSIGHT-004 and AIPAC have been fully recruited since May 2020 and June 2019 respectively. There has been no disruption to their progress.

The large volume of encouraging results generated from efti in various combination settings has created value for our Company while continuing to attract interest from potential industry collaborators and licensing partners. We already have partnerships with five major pharmaceutical companies: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer. In addition, we continue to collaborate with CYTLIMIC, NEC’s peptide vaccine business, and our Chinese licensee for efti, EOC Pharma.

Efti is also attracting attention as a potential treatment for COVID-19. Earlier this year, we were approached by an investigator who wished to fund and conduct a placebo controlled and randomised Phase II study evaluating efti in up to 110 COVID-19 patients in the Czech Republic. The trial has now received approval to commence from the competent authority and the safety run-in has started.

The study, called “Eftilagimod Alpha Treatment by immune modulation in COVID-19 disease” or EAT COVID, aims to boost the patient’s immune response to prevent the development of severe and potentially life-threatening COVID-19 symptoms. As an antigen presenting cell activator, efti could help control the viral load in hospitalised patients by boosting CD8 effector T cells. Of course, Immutep’s main focus will remain on cancer and autoimmune disease; however, the EAT COVID trial gives us the opportunity to contribute to the global efforts to beat COVID-19 and build on our existing knowledge and IP for efti in infectious diseases.

As always, we are grateful to the whole global Immutep team who have worked diligently throughout the year through challenging conditions to deliver our clinical results and support our multiple collaborations with industry partners. On behalf of the Board, I thank them and our management team for their steadfast effort and deep commitment.

Our Company also remains well funded. We were delighted with the ongoing support from our shareholders through two separate fund raisings during the financial year. We raised approximately A$10 million via a Placement and Entitlement Offer in July and August 2019, which included participation from Immutep’s directors and the entire executive management team. In April 2020 we raised a further A$12 million via a Placement to include new high-quality institutional investors. These financings have extended our cash runway to the end of calendar year 2021, beyond the anticipated timing of several significant result read-outs .

I would like to extend our thanks to our shareholders for this support and for sharing our commitment at Immutep to improve the lives of cancer and autoimmune patients through our immuno-therapies.

Looking ahead, we are focused on building on the encouraging data reported from efti over the last year with several important milestones anticipated in the remainder of 2020 and through 2021. AIPAC will report overall survival data by the end of 2020. More mature data will come from both TACTI-002 and INSIGHT-004 throughout 2020 and into 2021. There will be further developments from our major pharma partners.

The team and I look forward to keeping you updated on our progress.

Yours sincerely,

Dr Russell Howard

Chairman

Immutep Limited